Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

September 15, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt, Staff Attorney

Ms. Pam Howell, Office Chief

Re:	Golden Star Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed July 26, 2022

File No. 333-261569

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated August 16, 2022 to Mr. Linjun Guo, Chief Executive Officer of Golden Star Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 1 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s prospectus included in the Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

Cover Page

1.	We note the disclosure your sponsor and a majority of your executive officers and directors are located in, or have significant ties to, China. Please clearly disclose whether the sponsor is located in China.

We have revised the disclosure on the Cover Page and elsewhere in the prospectus to clearly disclose that (x) our sponsor is a British Virgin Islands corporation which has its principal office in Toronto, Canada and is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China and (y) our executive officers and directors are located in and/or have significant ties to China.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

2.	We partially reissue comment 1. Please revise to describe the legal and operational risks associated with your sponsor being located in China and the majority of your officers and directors being based in or having significant ties to China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

We have revised the disclosure in the Cover Page and elsewhere in the prospectus to describe the legal and operational risks associated with (x) our sponsor has its principal office in Toronto, Canada and is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China and (y) our executive officers and directors are located in and/or have significant ties to China As stated in our disclosure our management does not believe that current law or regulations or interpretations of the same are applicable to our company, a Cayman Islands corporation with no assets or activities in China, including those related to data security and anti-monopoly concerns, or otherwise impact our company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

3.	We note the disclosure that you “affirmatively exclude as an initial business combination target any company with financial statements audited by an accounting firm that the PCAOB is unable to inspect for two consecutive years.” Please clarify what you mean by this statement and how you will guarantee compliance with this requirement.

We have revised the disclosure to clearly state that we will not consider or undertake an initial business combination with a target company the financial statements of which audited by an accounting firm that the PCAOB is unable to inspect for two consecutive years.

4.	Please disclose the risks that your sponsor being located in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As previously discussed, and as set forth in the Cover Page and elsewhere in the prospectus, that our sponsor is a British Virgin Islands corporation which has its principal office in Toronto, Canada and is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China and (y) our executive officers and directors are located in and/or have significant ties to China but notwithstanding this, we do not believe that our company is currently subject to the laws and regulations of China because of this. Notwithstanding the foregoing, we have revised the disclosure to include an expanded discussion of the risks that might pertain if our understanding is incorrect and that such laws and regulations are deemed to apply to our company, including general legal and operational risks such as the risks and uncertainties arising from the fact that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock. Further, we have acknowledged the risk that that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely prevent us from offering or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

Summary, page 1

5.	In your summary of risk factors, disclose the risks that your sponsor being located in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references for each of these risks to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised our summary of risk factors to disclose the risks that might apply to investors because our sponsor is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China Our revised disclosure includes a description of the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Our revised disclosure acknowledges the risk of actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely prevent offering or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

6.	Disclose each permission that you are currently required to obtain from Chinese authorities to operate and issue securities to foreign investors, based upon the sponsor being located in China. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have revised our disclosure to state that we do not believe that we are currently required to obtain any permissions from Chinese authorities to operate and issue securities to foreign investors, notwithstanding that our sponsor is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China, and, accordingly, have not applied for or been denied permissions from any Chinese governmental authority, including the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC). Our disclosure includes the consequences to us and our investors if the CSRC or another PRC governmental authority subsequently determines that its approval is needed for this offering.

Risk Factors, page 34

7.	We note your risk factor on page 44 that if your warrants, which management has determined should be treated as equity, are classified as a liability, you will have to incur significant expense in valuing such liabilities. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

We have revised our disclosure to clarify why we believe our risk factor is appropriate notwithstanding the statements in our audit report and to clarify that changes in interpretations as to what requires characterization of warrants as a liability may cause us to reexamine and potentially revise the terms and conditions of our warrants to avoid the characterization of the warrants as a liability.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

8.	We note disclosure on page 40 that your sponsor, directors, officers, advisors and their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We have revised the disclosure in the prospectus to state that any such purchases will be in compliance with the conditions set forth in SEC Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, due to the location of the sponsor in China, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised our disclosure to separately highlight the risk of intervention or influence by the Chinese government on our operations at any time which could result in a material change in our operations and/or the value of our common stock in light of the fact that our sponsor is controlled by our chairman and chief executive officer who resides in Toronto, Canada but has significant ties to China. Our revised disclosure includes a discussion of the risks relating to recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, in which we acknowledge the risk that any such action could significantly limit or completely prevent us from offering or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Acquiring or Operating Businesses in the PRC, page 62

10.	We note your response to comment 9. Please expand your disclosure on pages 63-64 to reflect that the Commission adopted amendments to finalize rules implementing the HFCA Act.

We have revised the disclosure in the prospectus to add additional discussion in our risk factors to discuss the final rules adopted by the Commission implementing the HFCA Act.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

11.	We note your response to comment 10. Please expand your disclosure on pages 69-70 to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

We have revised our disclosure to address any impact PRC law or regulation may have on cash flows associated with the business combination, including shareholder redemption rights.

Principal Shareholders, page 123

12.	We note the disclosure in footnote 4 that Mr. Guo has voting and dispositive control over the sponsor, G-Star Management Corporation. Please revise the beneficial ownership table to reflect Mr. Guo’s beneficial ownership of the shares held by the sponsor. See Item 403 of Regulation S-K.

We have revised the disclosure in the beneficial ownership table to reflect Mr. Guo’s beneficial ownership of the shares held by the sponsor.

General

13.	We note your disclosure on pages 7, 71, and 138 regarding difficulties in effecting service of legal process. Please revise your disclosure to include a separate section on Enforcement of Civil Liabilities to discuss the enforcement risks related to civil liabilities due to your officers and directors being located in or having significant ties to China or Hong Kong. Please clearly identify those officers and directors who are located outside of the United States. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity, and cost and time constraints. Also, please revise the risk factor to contain disclosures consistent with the separate section.

We have revised the disclosure include a separate section on Enforcement of Civil Liabilities to discuss the enforcement risks related to civil liabilities due to our officers and directors being located in or having significant ties to China or Hong Kong, noting that each of current officers and directors are located outside of the United States and including disclosure of the increased difficulty in enforcing liabilities and judgements on those individuals such as difficulties in effecting service of process and enforcing civil liabilities in China, as well as the lack of reciprocity. We have also revised the risk factor relating to the enforcement of civil liabilities to include difficulties in enforcing civil liabilities against our officers and directors.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

September 15, 2022

14.	We note your response to comment 14. However, we also note that your disclosure on page 111 and page 133 continues to state the warrants will become exercisable on the later of the completion of your initial business combination or 9 months from the date of the prospectus. Please revise as appropriate.

We have revised the disclosure of terms of the warrants on pages 111 and 133 to provide that they shall be exercisable on the date that is the later of the consummation of our initial business combination or 12 months after completion of our initial public offering, consistent with our disclosure in other places in the prospectus.

We trust that our responses above fully address the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name: Robert C. Brighton, Jr.

cc:	Mr. Linjun Guo

Chief Executive Officer

Golden Star Acquisition Corporation